EXHIBIT 99.3.1

PRO FORMA VALUATION UPDATE REPORT

MACON FINANCIAL CORP.

Franklin, North Carolina

PROPOSED HOLDING COMPANY FOR:

MACON BANK

Franklin, North Carolina

Dated As Of:

August 12, 2011

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 1100

Arlington, Virginia 22201

August 12, 2011

Boards of Directors

Macon Bancorp

Macon Financial Corp.

Macon Bank

220 One Center Court

Franklin, North Carolina 28734

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization”, issued by the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller of the Currency (“OCC”), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Commissioner of Banks (the “Commissioner”) in the absence of separate written valuation guidelines. Our original appraisal report, dated May 13, 2011 (the “Original Appraisal”), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On May 18, 2011, the respective Board of Directors of Macon Bancorp, a North Carolina-chartered mutual holding company, (the “MHC”) and Macon Bank adopted the plan of conversion, whereby the MHC will convert to stock form. As a result of the conversion, the MHC, which currently owns all of the issued and outstanding common stock of Macon Bank, will be merged into a newly formed stock North Carolina corporation Macon Financial Corp. (“Macon Financial” or the “Company”) as of the closing of the conversion. Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Macon Financial or the Company.

Macon Financial will offer its common stock in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors and Other Members, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and a syndicated offering. A portion of the net proceeds received from the sale of the common stock will be contributed to Macon Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors

August 12, 2011

At this time, no other activities are contemplated for the Company other than the ownership of the Bank and reinvestment of the proceeds that are retained by the Company. In the future, Macon Financial may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Macon Financial’s financial condition, including financial data through June 30, 2011; (2) an updated comparison of Macon Financial’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which Macon Financial’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended March 31, 2011 and updated financial information through June 30, 2011. Macon Financial’s assets decreased by $7.6 million or 0.8% from March 31, 2011 to June 30, 2011. Loan shrinkage accounted for most of the decline in the Company’s assets, which was partially offset by an increase in cash and investments. The decrease in the loans receivable portfolio was due to principal repayments, net loan charge-offs and the transfer of foreclosed loans to real estate owned “REO”), which was only partially offset by loan originations during the quarter. The Company’s balances for cash and cash equivalents and investment securities both increased during the second quarter, as the Company emphasized investing in low risk-weighted assets to facilitate compliance with regulatory capital requirements. Investments added during the second quarter consisted of mortgage-backed securities guaranteed or insured by Government Sponsored Enterprises (“GSEs”). Overall, loans receivable decreased from $667.7 million or 71.6% of assets at March 31, 2011 to $641.2 million or 69.3% of assets at June 30, 2011. Cash and investments (inclusive of FHLB stock) increased from $186.5 million or 20.0% of assets at March 31, 2011 to $213.4 million or 23.1% of assets at June 30,

Boards of Directors

August 12, 2011

2011. The balance for bank-owned life insurance increased slightly during the second quarter, while the balances for loans held for sale and REO decreased slightly during the second quarter.

Table 1

Macon Financial Corp.

Recent Financial Data

	At March 31, 2011		At June 30, 2011
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$932,845	100.0%	$925,232	100.0%
Cash, cash equivalents	20,290	2.2	29,076	3.1
Investment securities/CDs	155,203	16.6	175,531	19.0
Loans held for sale	510	0.1	—	0.0
Loans receivable, net	667,714	71.6	641,153	69.3
FHLB stock	10,979	1.2	8,761	0.9
Bank-Owned Life Insurance	18,476	2.0	18,632	2.0
Real estate owned	23,491	2.5	21,562	2.3
Deposits	782,135	83.8	780,136	84.3
Borrowings	80,333	8.6	80,333	8.7
Total equity	56,330	6.0	50,719	5.5

	12 Months Ended March 31, 2011		12 Months Ended June 30, 2011
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$45,119	4.24%	$43,314	4.32%
Interest expense	(19,186)	(1.80)	(17,536)	(1.75)

Net interest income	25,933	2.43	25,778	2.57
Provisions for loan losses	(24,842)	(2.34)	(26,298)	(2.62)

Net interest income after prov.	1,091	0.10	(520)	(0.05)

Non-interest operating income	3,827	0.36	3,716	0.37
Gain on sale of loans	1,082	0.10	1,046	0.10
Gain on sale of investments	2,456	0.23	1,645	0.16
Loss on real estate owned	(5,145)	(0.48)	(7,055)	(0.70)
Non-interest operating expense	(22,061)	(2.07)	(23,008)	(2.30)

Income before income tax expense	(18,750)	(1.76)	(24,176)	(2.41)
Income taxes	(4,168)	(0.39)	(4,902)	(0.49)

Net income	$(22,918)	(2.15)%	$(29,078)	(2.90)%

Sources: Macon Financial’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

Boards of Directors

August 12, 2011

Updated credit quality measures showed a favorable downward trend for the non-performing loan and REO balances, although total non-performing assets remained at an elevated level implying the Company continued to be subject to significant credit exposure. Macon Financial’s non-performing assets decreased from $96.7 million or 10.36% of assets at March 31, 2011 to $88.2 million or 9.53% of assets at June 30, 2011. A reduction in troubled debt restructurings still accruing interest accounted for most of the decline in the non-performing assets balance during the second quarter. Non-performing assets held by the Company at June 30, 2011 consisted of $57.7 million of non-accrual loans, $8.9 million of troubled debt restructurings still accruing interest and $21.6 million of REO. Construction and land loans continued to comprise the largest portion of non-performing assets at June 30, 2011.

The Company’s interest-bearing funding composition showed a decrease in deposits during the second quarter of 2011, which was funded by asset shrinkage. Deposits decreased from $782.1 million or 83.8% of assets at March 31, 2011 to $780.1 million or 84.3% of assets at June 30, 2011. The decrease in deposits was due largely to a decrease in brokered CDs, which was partially offset by growth of non-brokered deposits. The balance of borrowings remained stable during the second quarter, equaling $80.3 million or 8.7% of assets at June 30, 2011 compared to 8.6% of assets at March 31, 2011. Equity declined from $56.3 million or 6.0% of assets at March 31, 2011 to $50.7 million or 5.5% of assets at June 30, 2011, reflecting the net loss recorded during the second quarter partially offset by an increase in the net unrealized gain maintained on available for sale securities.

Macon Financial’s operating results for the twelve months ended March, 2011 and June 30, 2011 are also set forth in Table 1. The Company’s updated reported earnings showed a larger net loss, increasing from $22.9 million or 2.15% of average assets for the twelve months ended March 31, 2011 to $29.1 million or 2.90% of average assets for the twelve months ended June 30, 2011. The increase in the net loss was due to increases in loan loss provisions, operating expenses and loss on real estate owned and, to a lesser extent, decreases in net interest income, non-interest operating income, gains on the sale of investments and gains on the sale of loans.

Macon Financial’s net interest income was down slightly during the most recent twelve month period, but net interest income as a percent of average assets increased from 2.43% during the twelve months ended March 31, 2011 to 2.57% during the twelve months ended June 30, 2011. The increase in the Company’s net interest income to average assets ratio was supported by a higher interest rate spread, which increased from 2.61% during the six months ended June 30, 2010 to 2.70% during the six months ended June 30, 2011.

Higher operating expenses translated into a higher operating expense ratio in the Company’s updated earnings, as operating expenses increased from 2.07% of average assets for the twelve months ended March 31, 2011 to 2.30% of average assets for the twelve months ended June 30, 2011. Higher real estate owned expense accounted for most of the increase in operating expenses, which includes legal and other professional fees and maintenance costs associated with ownership of REO. Overall, Macon Financial’s updated ratios for net interest income and operating expenses provided for a slightly lower expense coverage ratio (net interest income divided by operating expenses). Macon Financial’s expense coverage ratio decreased from 1.17x for the twelve months ended March 31, 2011 to 1.12x for the twelve months ended June 30, 2011.

Boards of Directors

August 12, 2011

Non-interest operating income was down slightly during the most recent twelve month period, but increased from 0.36% of average assets for the twelve months ended March 31, 2011 to 0.37% of average assets for the twelve months ended June 30, 2011. Overall, when factoring non-interest operating income into core earnings, the Company’s updated efficiency ratio of 78.2% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly less favorable compared to the 74.2% efficiency ratio recorded for the twelve months ended March 31, 2011.

The Company’s updated earnings showed little change in gains on sale of loans, a decrease in gain on sale of investment securities and an increase in loss on real estate owned. Overall, non-operating gains and losses increased from a net loss of $1.6 million or 0.15% of average assets during the twelve months ended March 31, 2011 to a net loss of $4.4 million or 0.44% of average assets during the twelve months ended June 30, 2011.

Loan loss provisions increased from $24.8 million or 2.34 % of average assets for the twelve months ended March 31, 2011 to $26.3 million or 2.62% average assets for the twelve months ended June 30, 2011. The increase in loan loss provisions established during the most recent twelve months period was mostly related to an increase net loan charge-offs recorded during the three months ended June 30, 2011 compared to the year ago quarter. As of June 30, 2011, the Company maintained valuation allowances of $20.8 million, equal to 31.27% of non-performing loans.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Macon Financial, the Peer Group and all publicly-traded thrifts. The Company’s and the Peer Group’s ratios are based on financial results through June 30, 2011, unless otherwise indicated for the Peer Group companies. Teche Holding Corp. of Louisiana, which was one of the Peer Group companies identified in the Original Appraisal, converted to a commercial bank charter and, therefore, has been eliminated from the Peer Group.

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. The Company’s updated interest-earning asset composition reflected similar levels of cash and investments and loans relative to the comparable Peer Group ratios. Accordingly, the Company and the Peer Group’s maintained similar concentrations of assets in interest-earning assets, as updated interest-earning assets-to-assets ratios equaled 92.3% and 92.2% for the Company and the Peer Group, respectively.

The updated mix of deposits and borrowings maintained by Macon Financial and the Peer Group also did not change significantly from the Original Appraisal. Macon Financial’s funding composition continued to reflect a higher concentration of deposits and a similar concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 93.0% and 87.9% for the Company and the Peer Group, respectively. Macon Financial’s updated tangible equity-to-assets ratio equaled 5.5%, which remained well below the comparable Peer Group ratio of 10.5%. Overall, Macon Financial’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 99.3%, which continued to be lower than the comparable Peer Group ratio of 104.9%.

Boards of Directors

August 12, 2011

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of June 30, 2011

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
		Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows.	Net	Tng Net
		Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.
Macon Financial Corp.
June 30, 2011		3.1%	19.9%	2.0%	69.3%	84.3%	8.7%	0.0%	5.5%	0.0%	5.5%	-9.80%	-4.43%	-10.36%	-0.87%	-45.92%	-27.83%	-27.83%	6.88%	6.88%	10.91%

All Public Companies
Averages		6.0%	21.4%	1.4%	65.9%	73.6%	12.4%	0.4%	12.4%	0.7%	11.7%	1.64%	8.70%	-0.10%	4.63%	-18.04%	1.90%	1.59%	10.90%	10.84%	18.84%
Medians		4.6%	19.9%	1.6%	68.0%	73.3%	11.0%	0.0%	11.4%	0.0%	10.5%	0.10%	6.59%	-2.89%	2.24%	-14.76%	1.70%	1.56%	9.79%	9.79%	17.27%

State of NC
Averages		8.0%	14.5%	1.7%	66.2%	80.9%	8.3%	1.4%	8.5%	0.1%	8.3%	3.76%	17.42%	-3.45%	5.98%	-5.76%	-1.70%	-1.36%	NA	NA	NA
Medians		8.0%	14.5%	1.7%	66.2%	80.9%	8.3%	1.4%	8.5%	0.1%	8.3%	3.77%	17.42%	-3.45%	5.98%	-5.76%	-1.70%	-1.36%	0.00%	0.00%	0.00%

Comparable Group
Averages		5.7%	17.5%	1.8%	69.0%	78.1%	9.0%	0.8%	11.3%	0.8%	10.5%	-1.35%	10.61%	-5.80%	0.94%	-21.68%	2.73%	3.60%	10.26%	10.26%	17.09%
Medians		5.3%	20.1%	1.7%	67.7%	77.3%	7.9%	0.5%	10.2%	0.3%	9.8%	-2.64%	8.04%	-6.54%	0.47%	-15.67%	0.74%	1.56%	9.17%	9.17%	13.29%

Comparable Group
CITZ	CFS Bancorp, Inc. of Munster IN (1)	5.1%	23.3%	3.1%	61.8%	85.7%	3.6%	0.0%	9.9%	0.0%	9.9%	4.75%	28.60%	-4.87%	10.53%	-51.27%	2.31%	2.26%	9.17%	9.17%	13.29%
CFFC	Community Financial Corp. of VA	1.3%	1.7%	1.3%	90.3%	70.9%	19.0%	0.0%	9.6%	0.0%	9.6%	-5.24%	-13.79%	-5.77%	-6.41%	-4.11%	0.62%	0.62%	9.50%	9.50%	12.52%
FCLF	First Clover Leaf Fin. Corp. of IL (1)	9.6%	16.2%	0.0%	68.0%	78.7%	6.7%	0.7%	13.5%	2.2%	11.4%	-2.60%	-1.70%	-3.79%	2.22%	-37.00%	0.86%	1.55%	NA	NA	NA
FDEF	First Defiance Financial Corp. of OH	10.5%	11.4%	1.7%	69.5%	76.9%	7.2%	1.8%	13.2%	3.1%	10.1%	0.35%	46.82%	-8.23%	-0.44%	-11.51%	12.88%	18.43%	NA	NA	NA
FSFG	First Savings Financial Group of IN	1.7%	24.6%	1.6%	67.4%	72.1%	16.4%	0.0%	11.1%	1.6%	9.5%	4.41%	12.06%	2.45%	3.49%	6.10%	8.27%	10.47%	8.36%	8.36%	13.01%
HFFC	HF Financial Corp. of SD	4.7%	20.4%	1.3%	69.1%	75.0%	12.4%	2.3%	7.9%	0.4%	7.6%	-4.92%	1.00%	-7.30%	-2.31%	-19.82%	0.01%	0.01%	NA	NA	NA
HBCP	Home Bancorp Inc. of Lafayette LA (1)	4.5%	20.5%	2.3%	62.6%	77.6%	3.0%	0.0%	18.9%	0.2%	18.7%	0.54%	8.04%	-1.81%	0.68%	9.04%	-0.22%	-1.51%	15.44%	15.44%	27.44%
HFBC	HopFed Bancorp, Inc. of KY	5.7%	34.9%	0.8%	53.8%	76.9%	11.0%	1.0%	10.5%	0.1%	10.4%	-3.99%	0.62%	-8.94%	-3.21%	-9.23%	-2.31%	-2.04%	8.84%	8.84%	19.18%
MFSF	MutualFirst Financial Inc. of IN (1)	5.4%	19.8%	3.2%	65.7%	81.2%	8.6%	0.3%	9.0%	0.3%	8.8%	-2.68%	13.80%	-7.93%	4.64%	-42.17%	0.50%	1.56%	NA	NA	NA
PULB	Pulaski Fin. Corp. of St. Louis MO	8.9%	2.3%	2.3%	81.4%	86.3%	2.2%	1.5%	8.9%	0.3%	8.6%	-4.06%	NM	-11.80%	0.25%	-56.81%	4.37%	4.60%	NA	NA	NA

(1)	Financial information is for the quarter ending March 31, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2011 by RP® Financial, LC.

Boards of Directors

August 12, 2011

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended June 30, 2011

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
		Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Macon Financial Corp.
June 30, 2011		-2.90%	4.32%	1.75%	2.57%	2.62%	-0.05%	0.00%	0.00%	0.37%	0.37%	2.30%	0.00%	-0.44%	0.00%	4.64%	1.99%	2.65%	$5,348	20.28%

All Public Companies
Averages		0.17%	4.44%	1.38%	3.06%	0.61%	2.45%	0.02%	-0.09%	0.81%	0.74%	2.89%	0.07%	0.12%	0.00%	4.76%	1.61%	3.16%	$5,867	30.04%
Medians		0.42%	4.41%	1.36%	3.04%	0.34%	2.62%	0.00%	-0.01%	0.63%	0.58%	2.79%	0.00%	0.03%	0.00%	4.69%	1.57%	3.19%	$4,877	30.12%

State of NC
Averages		-0.06%	4.12%	1.20%	2.92%	1.18%	1.74%	0.13%	-0.35%	1.78%	1.56%	3.27%	0.05%	-0.50%	0.00%	4.55%	1.33%	3.23%	$4,861	23.18%
Medians		-0.06%	4.12%	1.20%	2.92%	1.18%	1.75%	0.13%	-0.35%	1.78%	1.56%	3.27%	0.05%	-0.50%	0.00%	4.55%	1.33%	3.23%	$4,861	23.18%

Comparable Group
Averages		0.45%	4.62%	1.19%	3.43%	0.66%	2.76%	0.02%	-0.07%	0.83%	0.77%	2.97%	0.03%	0.11%	0.00%	4.94%	1.41%	3.53%	$3,893	23.35%
Medians		0.50%	4.50%	1.06%	3.33%	0.69%	2.55%	0.00%	-0.06%	0.86%	0.77%	3.13%	0.03%	0.05%	0.00%	4.82%	1.22%	3.55%	$3,594	23.52%

Comparable Group
CITZ	CFS Bancorp, Inc. of Munster IN (1)	0.29%	4.11%	0.88%	3.23%	0.28%	2.96%	0.05%	-0.11%	0.96%	0.90%	3.51%	0.00%	0.04%	0.00%	4.54%	0.99%	3.55%	$3,553	13.12%
CFFC	Community Financial Corp. of VA (2)	0.42%	5.28%	0.76%	4.52%	1.40%	3.12%	0.00%	0.00%	0.74%	0.74%	3.21%	0.00%	0.00%	0.00%	NM	NM	NM	$3,231	NM
FCLF	First Clover Leaf Fin. Corp. of IL (1)	0.65%	4.32%	1.43%	2.88%	0.42%	2.46%	-0.01%	0.00%	0.14%	0.13%	1.74%	0.06%	0.21%	0.00%	4.59%	1.67%	2.92%	$7,198	34.37%
FDEF	First Defiance Financial Corp. of OH	0.58%	4.48%	1.04%	3.43%	0.79%	2.65%	0.00%	-0.14%	1.30%	1.16%	3.26%	0.07%	0.34%	0.00%	4.91%	1.20%	3.72%	$3,817	28.01%
FSFG	First Savings Financial Group of IN	0.72%	5.09%	1.08%	4.01%	0.28%	3.73%	0.00%	-0.09%	0.84%	0.75%	3.29%	0.06%	-0.05%	0.00%	5.46%	1.22%	4.24%	$3,636	25.00%
HFFC	HF Financial Corp. of SD	0.06%	4.43%	1.39%	3.04%	0.70%	2.34%	0.13%	-0.02%	0.73%	0.85%	3.04%	0.00%	-0.11%	0.00%	4.70%	1.55%	3.16%	$3,494	NM
HBCP	Home Bancorp Inc. of Lafayette LA (1)	0.66%	4.97%	0.82%	4.14%	0.09%	4.06%	0.00%	0.00%	0.78%	0.78%	3.59%	0.04%	-0.14%	0.00%	5.67%	1.02%	4.65%	$3,320	32.44%
HFBC	HopFed Bancorp, Inc. of KY	0.14%	4.52%	1.88%	2.64%	0.87%	1.77%	0.00%	-0.12%	0.88%	0.76%	2.68%	0.03%	0.39%	0.00%	4.76%	2.11%	2.65%	$4,117	21.74%
MFSF	MutualFirst Financial Inc. of IN (1)	0.31%	4.56%	1.65%	2.91%	0.67%	2.24%	0.00%	-0.03%	0.96%	0.93%	2.79%	0.09%	0.06%	0.00%	5.01%	1.83%	3.17%	$3,655	10.04%
PULB	Pulaski Fin. Corp. of St. Louis MO	0.65%	4.47%	1.01%	3.47%	1.15%	2.32%	0.00%	-0.21%	0.93%	0.72%	2.60%	0.01%	0.41%	0.00%	4.82%	1.11%	3.71%	$2,914	22.05%

(1)	Financial information is for the quarter ending March 31, 2011.
(2)	Income and expense information has been annualized from available financial information.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2011 by RP® Financial, LC.

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August 12, 2011

As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Macon Financial’s IEA/IBL ratio to a ratio that is more comparable to the Peer Group’s ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Macon Financial are based on annualized growth for the eighteen months ended June 30, 2011, while the Peer Group’s growth rates are based on annual growth for the twelve months ended June 30, 2011 or the most recent twelve month period available. Macon Financial’s assets decreased at a 9.8% annual rate versus asset shrinkage of 1.4% for the Peer Group. Asset shrinkage by the Company was primarily attributable to a decrease in loans and, to a lesser extent, a decline in cash and investments. Comparatively, asset shrinkage by the Peer Group was due to a decline in loans, which was largely offset by an increase in cash and investments.

Asset shrinkage by the Company funded a slight decline in deposits, the pay down of borrowings and the loss of equity. Comparatively, asset shrinkage by the Peer Group along with slight increases in deposits and equity funded a reduction in borrowings. The Company’s deposits declined at a 0.9% annual rate, versus annual deposit growth of 0.9% for the Peer Group. Updated tangible net worth growth rates showed the Company’s net worth decreased at a 27.8% annual rate, versus annual growth of 3.6% for the Peer Group.

Table 3 displays comparative operating results for Macon Financial and the Peer Group, based on the Company’s and the Peer Group’s earnings for the twelve months ended June 30 2011, unless otherwise indicated for the Peer Group companies. Macon Financial reported a net loss equal to 2.90% of average assets, versus net income equal to 0.45% of average assets for the Peer Group. The Peer Group’s higher return continued to be realized through higher ratios for net interest income, non-interest operating income and net gains and a lower ratio for loan loss provisions, which were slightly offset by the Company’s lower ratio for operating expenses.

In terms of core earnings strength, updated expense coverage ratios for Macon Financial and the Peer Group equaled 1.12x and 1.14x, respectively. The similar expense coverage ratios reported by Macon Financial and the Peer Group’s was the result of the Peer Group’s higher net interest income ratio being offset by Macon Financial’s lower operating expense ratio.

Non-interest operating income remained a larger contributor to the Peer Group’s earnings, as such income amounted to 0.37% and 0.77% of the Company’s and the Peer Group’s average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Macon Financial’s core earnings strength relative to the Peer Group’s, the Company’s updated efficiency ratio of 78.2% remained higher or less favorable than the Peer Group’s efficiency ratio of 70.7%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a more significant impact on the Company’s earnings, as the Company reported non-operating losses equal to 0.44% of average assets compared to non-operating gains equal to 0.11% of average assets for the Peer Group. As set forth in the Original

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Appraisal, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given less consideration in developing core earnings for valuation purposes. In this appraisal, for both Macon Financial and the Peer Group, we have considered earnings and profitability before and after such net gains and losses. Extraordinary items remained a non-factor in the Company’s and the Peer Group’s updated earnings.

Loan loss provisions remained a significantly factor in the Company’s updated earnings, with loan loss provisions established by the Company and the Peer Group equaling 2.62% and 0.66% of average assets, respectively.

The Company’s effective tax rate of 20.28% was similar to Peer Group’s effective tax rate of 23.35%. As set forth in the prospectus, the Company’s effective marginal tax rate is equal to 39.5%.

The Company’s updated credit quality measures continued to imply more significant credit risk exposure relative to the Peer Group’s credit quality measures. As shown in Table 4, the Company’s non-performing assets/assets and non-performing loans/loans ratios of 9.53% and 10.39%, respectively, were well above the comparable Peer Group ratios of 3.63% and 3.81%. The Company’s updated reserve coverage ratios continued to reflect a lower level of reserves as a percent of non-performing loans (31.27% versus 68.88% for the Peer Group) and a higher level of reserves as a percent of loans (3.25% versus 1.79% for the Peer Group). Net loan charge-offs remained a significantly larger factor for the Company, as net loan charge-offs as a percent of loans equaled 3.93% for the Company and 0.88% for Peer Group.

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market has been mixed. A general downward trend prevailed in the broader stock market during the second half of May 2011 and into the first half of June, as the Dow Jones Industrial Average (“DJIA”) declined for six consecutive weeks. Mounting evidence that the economic recovery was losing steam and renewed concerns about a possible Greek default were noted factors contributing to the selloff in the broader stock market. Stocks rebounded heading into the second half of June, as worries over Greece’s debt crisis eased following a pledge by European leaders to head off a debt default by Greece. More signs of progress regarding Greece’s debt crisis and an accord reached by Bank of America with investors that purchased mortgage-backed securities issued by Countrywide helped the DJIA to close out a volatile second quarter on a four day winning streak. Overall, the DJIA ended up 1.8% for the second quarter.

The rally in the broader stock market continued at the start of the third quarter of 2011, as the DJIA approached a new high for 2011 amid indications the U.S. economy was possibly regaining momentum following a surprising jump in June manufacturing activity.

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Table 4

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of June 30, 2011 or Most Recent Date Available

Institution		REO/ Assets	NPAs & 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargoffs	NLCs/ Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Macon Financial Corp.		2.33%	9.53%	10.39%	3.25%	31.27%	23.62%	$25,198	3.93%

All Public Companies
Averages		0.58%	3.83%	4.68%	1.80%	63.80%	50.32%	$1,406	0.75%
Medians		0.23%	2.63%	3.34%	1.48%	42.12%	35.75%	$459	0.34%

State of NC
Averages		0.96%	3.88%	5.37%	1.69%	38.00%	29.67%	$964	0.65%
Medians		0.96%	3.88%	5.37%	1.69%	38.00%	29.67%	$964	0.65%

Comparable Group
Averages		0.76%	3.63%	3.81%	1.79%	68.88%	56.16%	$1,649	0.88%
Medians		0.73%	2.58%	2.90%	1.68%	52.86%	38.73%	$1,376	0.61%

Comparable Group
CITZ	CFS Bancorp, Inc. of Munster IN (1)	1.88%	7.79%	8.98%	2.31%	25.72%	19.40%	$1,052	0.57%
CFFC	Community Financial Corp. of VA	1.76%	7.95%	6.35%	1.54%	24.18%	17.72%	$2,303	1.91%
FCLF	First Clover Leaf Fin. Corp. of IL (1)	0.90%	2.48%	2.11%	1.10%	51.95%	30.36%	$1,686	1.70%
FDEF	First Defiance Financial Corp. of OH	0.36%	2.35%	2.79%	2.77%	99.41%	84.16%	$2,673	0.75%
FSFG	First Savings Financial Group of IN	0.21%	1.65%	2.19%	1.25%	53.76%	48.70%	$145	0.17%
HFFC	HF Financial Corp. of SD	0.06%	3.37%	4.03%	1.71%	42.42%	35.70%	$1,212	0.58%
HBCP	Home Bancorp Inc. of Lafayette LA (1)	0.01%	0.30%	0.53%	0.90%	198.00%	189.49%	$227	0.24%
HFBC	HopFed Bancorp, Inc. of KY	0.95%	2.17%	2.41%	2.33%	97.46%	59.81%	$741	0.51%
MFSF	MutualFirst Financial Inc. of IN (1)	0.57%	2.67%	3.01%	1.65%	54.87%	41.76%	$1,540	0.64%
PULB	Pulaski Fin. Corp. of St. Louis MO	0.89%	5.61%	5.66%	2.32%	41.01%	34.49%	$4,913	1.77%

(1)	Financial information is for the quarter ending March 31, 2011.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2011 by RP® Financial, LC.

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August 12, 2011

Stocks reversed course following the disappointing employment report for June, which raised fresh doubt about the strength of the U.S. economy. Deepening concerns about the euro-zone debt crisis and the fiscal and economic woes of the U.S. further depressed stocks heading into mid-July. Volatility was evident in the broader stock market heading into the second half of July, as investors weighed generally favorable second earnings reports against threatened debt defaults in the U.S. and Europe. Stocks closed out July posting their biggest weekly drop in over a year on continuing debt-ceiling worries. Signs of a weakening global economy accelerated the selloff in the broader stock market at the beginning of August. The downgrade of the U.S.’s credit rating sparked a global selloff on August 8th, pushing the DJIA to its sharpest one-day decline since the financial crisis in 2008. Stocks rebounded the following day on hopes that the Federal Reserve would take some action to avert a meltdown in the financial markets. Significant volatility continued to prevail in the stock market throughout the week, with the DJIA swinging higher or lower by over 400 points for four consecutive trading days. Stocks concluded the volatile week closing higher, which was supported by a favorable report for July retail sales. On August 12, 2011, the DJIA closed at 11269.02 or 10.53% lower since the date of the Original Appraisal and the NASDAQ closed at 2507.98 or 11.33% lower since the date of the Original Appraisal.

Thrift stocks generally experienced an uneven performance as well since the date of the Original Appraisal, but in general underperformed the broader stock market. After trading in a narrow range during the second half of May 2011, bank and thrift stocks led the broader market lower in early-June as economic data suggested that the recovery was losing momentum. A drop-off in home sales in April hurt the thrift sector as well. Thrift stocks edged higher in mid-June, following a report that housing starts rose in May. Concerns about the economic outlook depressed thrift stocks heading into late-June, which was followed by a late-June and early-July rally. Thrift stocks participated in the rally led by bank stocks on news of Bank of America’s mortgage-backed securities settlement and the Federal Reserve’s regulation for interchange fees concluded with a higher-than-expected interchange fee cap.

The thrift sector paralleled trends in the boarder stock at start of the third quarter of 2011, initially rallying on upbeat economic data showing an unexpected increase in June manufacturing activity followed by a pullback on the disappointing employment report for June. Second quarter earnings reports for thrifts were generally better compared to the year ago period, which along with U.S. debt worries, provided for a narrow trading range for thrift stocks through mid-July. Thrift stocks followed the broader market lower in-late July, which was largely related to the ongoing debt stalemate in Washington. Financial stocks plunged following the downgrade of the U.S.’s credit rating, as fears about the health of the U.S. banking system returned to the market. The volatility that prevailed in the broader stock market during the week that followed the downgrade of U.S. debt was particularly evident in the financial sector, with bank and thrift stocks underperforming the broader stock market. Notably, bank and thrift stocks diverged from the broader stock market at the end of the week, as a weak reading for consumer sentiment pressured bank and thrift stocks lower. On August 12, 2011, the SNL Index for all publicly-traded thrifts closed at 463.1, a decrease of 16.96% since May 13, 2011.

Since the date of the Original Appraisal, the updated pricing measures for the Peer Group and all publicly-traded thrifts generally reflected less significant declines relative to the SNL Index. The relatively large increases in the Peer Group’s updated P/E multiples were mostly related to decreases in the Peer Group’s average earnings per share figures. In general,

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the more significant decline in the market capitalization weighted SNL Index for all publicly-traded thrifts, as compared to the updated pricing measures for the Peer Group and all publicly-traded thrifts, implies that the smaller market cap thrift stocks generally performed better than the larger market cap thrift stocks since the date of the Original Appraisal. Since the date of the Original Appraisal, the stock prices of eight out of the ten remaining Peer Group companies were lower as of August 12, 2011. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of May 13, 2011 and August 12, 2011.

Average Pricing Characteristics

	At May 13, 2011		At Aug. 12, 2011		% Change
Peer Group(1)
Price/Earnings (x)	14.68	x	15.50	x	5.6%
Price/Core Earnings (x)	18.17		20.19		11.1
Price/Book (%)	67.29%		62.12%		(7.7)
Price/Tangible Book(%)	73.53		67.45		(8.3)
Price/Assets (%)	7.05		6.55		(7.1)
Avg. Mkt. Capitalization ($Mil)	$69.72		$64.54		(7.4)

All Publicly-Traded Thrifts
Price/Earnings (x)	16.94	x	16.42	x	(3.1)%
Price/Core Earnings (x)	19.06		18.62		(2.3)
Price/Book (%)	79.39%		71.79%		(9.6)
Price/Tangible Book(%)	87.23		78.59		(9.9)
Price/Assets (%)	9.60		8.92		(7.1)
Avg. Mkt. Capitalization ($Mil)	$337.31		$278.69		(17.4)

(1)	Teche Holding Corp. of Louisiana has been excluded from the Peer Group averages for both dates shown.

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

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As shown in Table 5, three standard conversions and one second-step conversion have been completed during the past three months. The standard conversion offerings are considered to be more relevant for Macon Financial’s pro forma pricing. All three of the recent standard conversion offerings were closed at the top of their super ranges. The average closing pro forma price/tangible book ratio of the three recent standard conversion offerings equaled 66.5%. On average, the three standard conversion offerings reflected price appreciation of 14.9% after the first week of trading. As of August 12, 2011, the three recent standard conversion offerings reflected a 10.4% increase in price on average.

Shown in Table 6 are the current pricing ratios for the fully-converted offerings completed during the past three months that trades on NASDAQ or an Exchange. The current P/TB ratio of the fully-converted recent conversions equaled 71.21%, based on closing stock prices as of August 12, 2011.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Macon Financial’s pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment

Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Downward
Primary Market Area	Slight Downward
Dividends	Moderate Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	Moderate Downward

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

A moderate downward adjustment remained appropriate for financial condition, based largely on the downward adjustment applied for the Company’s less favorable credit quality. Recent asset growth trends continued to warrant a slight downward adjustment for the Company’s asset growth, given the Company’s more significant asset shrinkage relatively to the Peer Group. A moderate downward adjustment remained appropriate for earnings, as downward adjustments for the Company’s reported earnings, core earnings, interest rate risk, credit risk, earnings growth potential and return on equity remained appropriate.

The general market for thrift stocks was down since the date of the Original Appraisal, underperforming the broader stock market with the DJIA showing a decline of 10.53% since the date of the Original Appraisal compared to a decline of 16.96% in the SNL Index for all publicly-

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Table 5

Pricing Characteristics and After-Market Trends

Recent Conversions Completed in Last 3 Months

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases					Pro Forma Data							Post-IPO Pricing Trends
			Financial Info.		Asset Quality						Char. Found.		% Off Incl. Fdn.+Merger Shares					Pricing Ratios(3)(6)			Financial Charac.				Closing Price:
							Excluding Foundation					% of Public Off. Excl. Fdn.	Benefit Plans				Initial Div. Yield								First Trading Day	% Chge	After First Week(4)	% Chge	After First Month(5)
Institution	Conver- sion Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offer	% of Mid.	Exp./ Proc.	Form		ESOP	Recog. Plans	Stk Option	Mgmt. & Dirs.		P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE	IPO Price						% Chge	Thru 8/12/11	% Chge
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
IF Bancorp, Inc. - IL*	7/8/11	IROQ- NASDAQ	$409	9.15%	1.04%	73%	$45.0	100%	132%	3.7%	C/S	0%/ 7%	8.0%	4.0%	10.0%	4.4%	0.00%	63.4%	22.4x	10.7%	0.5%	17.0%	2.8%	$10.00	$11.67	16.7%	$11.65	16.5%	$10.85	8.5%	$10.90	9.0%
State Investors Bancorp, Inc. - LA*	7/7/11	SIBC- NASDAQ	$214	10.03%	1.03%	75%	$29.1	100%	132%	3.9%	NA	NA	8.0%	4.0%	10.0%	6.8%	0.00%	63.3%	42.1x	12.2%	0.3%	19.3%	1.5%	$10.00	$11.85	18.5%	$11.66	16.6%	$11.60	16.0%	$11.45	14.5%
First Connecticut Bancorp, Inc. - CT*	6/30/11	FBNK- NASDAQ	$1,455	6.60%	1.49%	96%	$171.9	100%	132%	2.0%	C/S	0%/ 4%	8.0%	4.0%	10.0%	1.2%	0.00%	72.9%	121.1x	11.2%	0.1%	15.3%	0.6%	$10.00	$11.08	10.8%	$11.16	11.6%	$11.11	11.1%	$10.76	7.6%

Averages - Standard Conversions:			$693	8.59%	1.19%	82%	$82.0	100%	132%	3.2%	N.A.	N.A.	8.0%	4.0%	10.0%	4.1%	0.00%	66.5%	61.9x	11.4%	0.3%	17.2%	1.6%	$10.00	$11.53	15.3%	$11.49	14.9%	$11.19	11.9%	$11.04	10.4%
Medians - Standard Conversions:			$409	9.15%	1.04%	75%	$45.0	100%	132%	3.7%	N.A.	N.A.	8.0%	4.0%	10.0%	4.4%	0.00%	63.4%	42.1x	11.2%	0.3%	17.0%	1.5%	$10.00	$11.67	16.7%	$11.65	16.5%	$11.11	11.1%	$10.90	9.0%

Second Step Conversions
Naugatuck Valley Fin. Corp., -CT*	6/30/11	NVSL-NASDAQ	$564	9.30%	3.13%	39%	$33.4	60%	108%	5.4%	N.A.	N.A.	6.0%	3.2%	7.9%	1.6%	0.00%	69.2%	30.48	9.5%	0.3%	13.7%	2.3%	$8.00	$7.90	-1.3%	$7.80	-2.5%	$8.15	1.9%	$7.50	-6.3%

Averages - All Conversions:			$529	8.77%	1.67%	71%	$69.8	90%	126%	3.8%	N.A.	N.A.	7.5%	3.8%	9.5%	3.5%	0.00%	67.2%	54.0x	10.9%	0.3%	16.3%	1.8%	$9.50	$10.63	11.2%	$10.57	10.6%	$10.43	9.4%	$10.15	6.2%
Medians - All Conversions:			$487	9.23%	1.27%	74%	$39.2	100%	132%	3.8%	N.A.	N.A.	8.0%	4.0%	10.0%	3.0%	0.00%	66.3%	36.3x	10.9%	0.3%	16.1%	1.9%	$10.00	$11.38	13.8%	$11.41	14.1%	$10.98	9.8%	$10.83	8.3%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable,

Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.
(2)	As a percent of MHC offering for MHC transactions.
(3)	Does not take into account the adoption of SOP 93-6.
(4)	Latest price if offering is less than one week old.
(5)	Latest price if offering is more than one week but less than one month old.
(6)	Mutual holding company pro forma data on full conversion basis.
(7)	Simultaneously completed acquisition of another financial institution.
(8)	Simultaneously converted to a commercial bank charter.
(9)	Former credit union.

August 12, 2011

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Table 6

Market Pricing Comparatives

Prices As of August 12, 2011

		Market Capitalization		Per Share Data
				Core 12 Month EPS(2)	Book Value/ Share						Dividends(4)			Financial Characteristics(6)
Financial Institution		Price/ Share(1)	Market Value			Pricing Ratios(3)					Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang Eq/ Assets	NPAs/ Assets	Reported		Core
						P/E	P/B	P/A	P/TB	P/Core								ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies		$10.07	$249.13	($0.03)	$13.03	17.88x	76.37%	9.61%	83.40%	19.43x	$0.21	1.95%	28.02%	$2,637	11.91%	11.28%	3.83%	0.10%	1.20%	0.01%	0.28%
Converted Last 3 Months (no MHC)		$10.15	$82.67	$0.26	$14.22	27.42x	71.20%	11.63%	71.21%	26.53x	$0.03	0.40%	14.29%	$721	16.28%	16.29%	1.98%	0.33%	2.81%	0.29%	3.48%

Converted Last 3 Months (no MHC)
FBNK	First Connecticut Bancorp of CT	$10.76	$192.39	$0.08	$13.72	NM	78.43%	12.00%	78.43%	NM	$0.00	0.00%	0.00%	$1,604	15.29%	15.29%	2.36%	0.20%	NM	0.09%	NM
IROQ	IF Bancorp, Inc. of IL	$10.90	$52.44	$0.45	$15.78	19.12x	69.07%	11.71%	69.07%	24.22x	$0.00	0.00%	0.00%	$448	16.95%	16.95%	1.36%	0.61%	NM	0.48%	NM
NVSL	Naugatuck Valley Fin. Corp. of CT	$7.50	$52.52	$0.26	$11.57	35.71x	64.82%	8.86%	64.88%	28.85x	$0.12	1.60%	57.14%	$593	13.67%	13.66%	3.15%	0.25%	2.81%	0.31%	3.48%
SIBC	State Investors Bancorp of LA	$11.45	$33.32	$0.24	$15.80	NM	72.47%	13.95%	72.47%	NM	$0.00	0.00%	0.00%	$239	19.25%	19.25%	1.03%	0.24%	NM	0.29%	NM

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2011 by RP® Financial, LC.

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August 12, 2011

traded thrifts. The updated pricing measures for the Peer Group and all publicly-traded thrifts were generally lower since the date of the Original Appraisal, but were not down as much as the SNL Index for all publicly-traded thrifts. Three standard conversion offerings were completed during the past three months, all of which were closed at the top of their super ranges. As of August 12, 2011, the stock prices of all three of the recent standard conversions closed above their IPO prices.

Overall, taking into account the foregoing factors, we believe that a decrease in the Company’s estimated pro market value as set forth in the Original Appraisal is appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Macon Financial’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the changes to the valuation parameters utilized in the Original Appraisal reflected updated market data and the Company’s financial data through June 30, 2011.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

Based on the foregoing, we have concluded that a decrease in Macon Financial’s value is appropriate. Therefore, as of August 12, 2011, the pro forma market value of Macon Financial’s conversion stock equaled $42,500,000 at the midpoint.

1. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company’s reported earnings equaled a net loss of $29.079 million for the twelve months ended June 30, 2011. In deriving Macon Financial’s core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of loans and investment securities, which equaled $1.046 million and $1.645 million, respectively, for the twelve months ended June 30, 2011, and the loss on sale of real estate owned equal to $7.055 million for the twelve months ended June 30, 2011. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.5% for the earnings adjustments, the Company’s core earnings were determined to equal a net loss of $26.438 million for the twelve months ended June 30, 2011. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Boards of Directors

August 12, 2011

Amount ($000)
Net income (loss)	$29,078
Deduct: Gain on sale of loans(1)	(633)
Deduct: Gain on sale of investment securities(1)	(995)
Add: Loss on real estate owned(1)	4,268

Core earnings estimate	$(26,438)

(1)	Tax effected at 39.5%.

Based on the Company’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core earnings were negative throughout the valuation range. Accordingly, the Company’s pro forma P/E multiples were considered to be not meaningful (“NM”) throughout the valuation range. Comparatively, as shown in Table 7, the Peer Group’s average reported and core P/E multiples equaled 15.50 times and 20.19 times, respectively. The Peer Group’s median reported and core earnings multiples equaled 12.65 times and 21.29 times, respectively.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $42.5 million midpoint value, the Company’s P/B and P/TB ratios both equaled 46.90%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 62.12% and 67.45%, respectively, Macon Financial’s updated ratios reflected a discount of 24.50% on a P/B basis and a discount of 30.47% on a P/TB basis (versus discounts of 30.97% and 36.52% from the Peer Group’s average P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 59.75% and 71.82%, respectively, Macon Financial’s updated ratios reflected discounts of 21.51% and 34.70% at the $42.5 million midpoint value (versus discounts of 29.80% and 42.35% from the Peer Group’s median P/B and P/TB ratios as indicated in the Original Appraisal). At the top of the super range, the Company’s P/B and P/TB ratios both equaled 54.14%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the super range reflected discounts of 12.85% and 19.73%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the super range reflected discounts of 9.39% and 24.62%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the Company’s pro forma earnings which reflected net losses based on pro forma reported and core earnings.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of

Boards of Directors

August 12, 2011

Table 7

Public Market Pricing

Macon Financial Corp. and the Comparables

As of August 12, 2011

		Market Capitalization		Per Share Data							Dividends(4)			Financial Characteristics(6)
		Price/		Core	Book	Pricing Ratios(3)					Amount/ Share		Payout Ratio(5)	Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	Reported		Core
		Share (1)	Market Value	12 Month EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/ Core		Yield						ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Macon Financial
Superrange		$10.00	$56.21	($4.60)	$18.47	NM	54.14%	5.75%	54.14%	NM	$0.00	0.00%	0.00%	$978	10.61%	10.61%	9.01%	-2.91%	-27.46%	-2.64%	-24.92%
Maximum		$10.00	$48.88	($5.31)	19.79	NM	50.53%	5.03%	50.53%	NM	$0.00	0.00%	0.00%	971	9.96%	9.96%	9.08%	-2.94%	-29.55%	-2.67%	-26.82%
Midpoint		$10.00	$42.50	($6.12)	21.32	NM	46.90%	4.40%	46.90%	NM	$0.00	0.00%	0.00%	965	9.39%	9.39%	9.13%	-2.97%	-31.64%	-2.70%	-28.72%
Minimum		$10.00	$36.13	($7.22)	23.37	NM	42.79%	3.77%	42.79%	NM	$0.00	0.00%	0.00%	959	8.80%	8.80%	9.19%	-2.99%	-34.02%	-2.72%	-30.90%

All Public Companies(7)
Averages		$10.47	$278.69	($0.07)	$14.07	16.42x	71.79%	8.92%	78.59%	18.62x	$0.22	1.88%	27.96%	$2,803	11.68%	11.09%	3.58%	0.07%	1.04%	-0.02%	0.09%
Medians		$10.86	$61.23	$0.33	$13.67	15.08x	74.77%	8.17%	78.12%	18.80x	$0.18	1.47%	0.00%	$920	11.42%	10.21%	2.52%	0.41%	3.50%	0.31%	3.02%

State of NC (No MHCs)(7)
Averages		$3.97	$45.68	$0.17	$6.45	NM	61.55%	4.09%	62.92%	23.35x	$0.04	1.01%	0.00%	$1,118	8.48%	8.34%	3.88%	-0.15%	-1.71%	0.18%	2.07%
Medians		$3.97	$45.68	$0.17	$6.45	NM	61.55%	4.09%	62.92%	23.35x	$0.04	1.01%	23.53%	$1,118	6.64%	6.50%	3.88%	-0.15%	-1.71%	0.18%	2.07%

Comparable Group Averages
Averages		$8.93	$64.54	$0.42	$14.27	15.50x	62.12%	6.55%	67.45%	20.19x	$0.17	2.27%	19.62%	$1,055	11.26%	10.54%	3.85%	0.39%	3.39%	0.30%	2.50%
Medians		$7.72	$57.22	$0.31	$13.11	12.65x	59.75%	5.38%	71.82%	21.29x	$0.14	1.90%	6.67%	$1,103	10.21%	9.81%	2.67%	0.40%	3.48%	0.25%	2.37%

Peer Group
CITZ	CFS Bancorp, Inc. of Munster IN	$5.40	$58.69	$0.27	$10.47	18.00x	51.58%	5.13%	51.63%	20.00x	$0.04	0.74%	13.33%	$1,144	9.95%	9.94%	7.79%	0.29%	2.89%	0.26%	2.60%
CFFC	Community Financial Corp. of VA	$3.70	$16.14	$0.15	$8.67	24.67x	42.68%	3.08%	42.68%	24.67x	$0.00	0.00%	0.00%	$523	9.58%	9.58%	7.95%	0.13%	1.30%	0.13%	1.30%
FCLF	First Clover Leaf Fin. Corp. of IL	$5.89	$46.42	$0.38	$9.89	12.27x	59.56%	8.06%	70.88%	15.50x	$0.24	4.07%	50.00%	$576	13.54%	11.63%	2.48%	0.66%	4.87%	0.52%	3.85%
FDEF	First Defiance Financial Corp. of OH	$13.29	$129.23	$0.55	$23.92	13.03x	55.56%	6.32%	76.20%	24.16x	$0.00	0.00%	0.00%	$2,046	13.16%	10.40%	2.35%	0.49%	3.96%	0.26%	2.14%
FSFG	First Savings Financial Group of IN	$15.50	$36.66	$1.65	$24.52	9.87x	63.21%	7.00%	73.56%	9.39x	$0.00	0.00%	0.00%	$524	11.08%	9.67%	NA	0.72%	6.70%	0.76%	7.05%
HFFC	HF Financial Corp. of SD	$9.40	$65.56	$0.22	$13.54	NM	69.42%	5.50%	72.76%	NM	$0.45	4.79%	NM	$1,191	7.93%	7.59%	3.37%	0.06%	0.74%	0.12%	1.62%
HBCP	Home Bancorp Inc. of Lafayette LA	$14.11	$113.37	$0.66	$16.50	24.33x	85.52%	16.18%	86.62%	21.38x	$0.00	0.00%	0.00%	$700	18.93%	18.73%	0.30%	0.66%	3.52%	0.76%	4.01%
HFBC	HopFed Bancorp, Inc. of KY	$7.60	$55.75	($0.31)	$12.68	NM	59.94%	5.25%	60.32%	NM	$0.32	4.21%	NM	$1,062	10.46%	10.41%	2.17%	0.05%	0.46%	-0.21%	-2.02%
MFSF	MutualFirst Financial Inc. of IN	$7.83	$54.71	$0.31	$14.18	12.05x	55.22%	3.78%	57.66%	25.26x	$0.24	3.07%	36.92%	$1,447	9.05%	8.78%	2.67%	0.31%	3.44%	0.15%	1.64%
PULB	Pulaski Fin. Corp. of St. Louis MO	$6.57	$68.83	$0.31	$8.37	9.81x	78.49%	5.17%	82.23%	21.19x	$0.38	5.78%	56.72%	$1,332	8.95%	8.67%	5.61%	0.50%	5.98%	0.23%	2.77%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2011 by RP® Financial, LC.

Boards of Directors

August 12, 2011

reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, three standard conversion offerings were completed during the past three months. In comparison to the 66.50% average closing forma P/TB ratio of the three recent standard conversions, the Company’s P/TB ratio of 46.90% at the midpoint value reflects an implied discount of 29.47%. At the top of the super range, the Company’s P/TB ratio of 54.14% reflects an implied discount of 18.59% relative to the recent standard conversions average P/TB ratio at closing. The current average P/TB ratio of the three recent standard conversions equaled 73.32%, based on closing stock prices as of August 12, 2011. In comparison to the current average P/TB ratio of the recent publicly-traded standard conversions, the Company’s P/TB ratio at the midpoint value reflects an implied discount of 36.03% and at the top of the super range reflects an implied discount of 26.16%. It should be noted that all three of the recent standard conversions maintained significantly more favorable credit quality measures compared to Macon Financial. In particular, the ratio of non-performing assets/assets for the three recent standard conversions ranged from 1.04% to 1.49%, versus the Company’s ratio of 9.53%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $42.5 million midpoint value, Macon Financial’s pro forma P/A ratio equaled 4.40%. In comparison to the Peer Group’s average P/A ratio of 6.55%, Macon Financial’s P/A ratio indicated a discount of 32.82% (versus a discount of 30.23% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group’s median P/A ratio of 5.38%, Macon Financial’s P/A ratio at the $42.5 million midpoint value indicated a discount of 18.22% (versus a discount of 19.43% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 12, 2011, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $42,500,000 at the midpoint, equal to 4,250,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $36,125,000 and a maximum value of $48,875,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,612,500 at the minimum and 4,887,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $56,206,250 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares

Boards of Directors

August 12, 2011

outstanding of 5,620,625. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Gregory E. Dunn
Director